Consolidated Financial Statements

February 28, 2003 and 2002
(Expressed in US Dollars)

Contents

Independent Auditors’ Report

Prior Auditors’ Report

Comments by Auditors for US Readers on Canada –
United States Reporting Differences

Consolidated Financial Statements

Balance Sheets

Statements of Income and Deficit

Statements of Cash Flows

Summary of Significant Accounting Policies

Notes to the Financial Statements

BDO Dunwoody LLP Chartered Accountants	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Independent Auditors’ Report

To The Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2003 and 2002 and the Consolidated Statements of Income and Deficit and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The 2001 comparative figures were reported upon by other auditors. Their report covered the year ended February 28, 2001 contained no reservations but included in the Comments by Auditors for US Readers on Canada – United States Reporting Differences, an explanatory paragraph regarding a change in accounting policy for Income Taxes and was dated June 8, 2001 (except for Note 20 which was dated August 23, 2001).

Chartered Accountants

Vancouver, British Columbia
May 30, 2003

Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2800 - 1055 Dunsmuir Street Vancouver, British Columbia V7X 1 P4 Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca	Deloitte & Touche

Prior Auditors' Report

The Directors of
Leading Brands, Inc.

We have audited the Consolidated Statements of Income and Deficit and Cash Flows of Leading Brands, Inc. for the year ended February 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended February 28, 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
June 8, 2001 (except for Note 20 for which the date is August 23, 2001)

Comments by Auditors for US Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in the Summary of Significant Accounting Policies relating to Income Taxes. The adoption of this policy had no material effect on the 2001 financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report dated June 8, 2001 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors' report when it is adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia
June 8, 2001 (except for Note 20 for which the date is August 23, 2001)

Deloitte
Touche
Tohmatsu

BDO Dunwoody LLP Chartered Accountants	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Comments by Auditors for US Readers on Canada –
United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in the Summary of Significant Accounting Policies for stock-based compensation and goodwill and intangible assets. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted audited standards, our report dated May 30, 2003 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors’ report when it is adequately disclosed in the financial statements.

Vancouver, British Columbia
May 30, 2003

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)

February 28	2003	2002

Assets
Current
Accounts receivable (Note 18 (b))	$2,558,729	$3,524,115
Inventory (Note 2)	3,789,108	2,059,638
Prepaid expenses and deposits	753,850	152,672
Future income taxes – current (Note 15)	512,129	-

	7,613,816	5,736,425
Capital assets (Note 3)	9,216,843	7,987,532
Trademarks and rights (Note 4)	85,130	334,606
Goodwill (Note 5)	2,259,800	2,093,348
Deferred costs (Note 6)	815,655	229,451
Long-term investment and advances (Note 7)	33,693	6,013,511
Other	33,693	31,211
Future income taxes – long term (Note 15)	890,162	-

Total Assets	$20,948,792	$22,426,084

Liabilities and Shareholders’ Equity
Liabilities
Current
Bank indebtedness (Note 8)	$2,914,542	$1,276,193
Accounts payable and accrued liabilities	5,445,359	3,821,235
Current portion of long-term debt (Note 9)	698,026	847,397

	9,057,927	5,944,825
Long-term debt (Note 9)	2,251,173	2,112,144
Redeemable preferred shares (Note 10)	-	1,072,202

	11,309,100	9,129,171

Shareholders’ Equity
Share Capital
Authorized (Note 11(a))
20,000,000 preferred shares without par value
100,000,000 common shares without par value
Issued
14,728,669 common shares (2002 – 13,661,786)
(Note 11 (b))	25,484,530	23,566,528
Contributed surplus (Note 12)	30,568	-
Treasury stock
Nil common shares (2002 – 108,400) (Note 11(i))	-	(113,594)
Equity component of redeemable preferred shares (Note 11(c))	-	310,709
Currency translation adjustment	(198,845)	(1,062,433)
Deficit	(15,676,561)	(9,404,297)

	9,639,692	13,296,913

Total Liabilities and Shareholders’ Equity	$20,948,792	$22,426,084

Approved on behalf of the Board:

 /s/ Peter Buckley
Director

 /s/ Ralph McRae
Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income and Deficit
(Expressed in US Dollars)

For the year ended February 28	2003	2002	2001

Sales	$47,361,598	$41,181,549	$51,087,079

Expenses (income)
Cost of sales	38,009,995	32,073,301	40,048,600
Selling, general and administrative	8,977,802	6,075,710	10,436,743
Amortization of capital assets	755,469	821,503	1,346,423
Amortization of goodwill	-	183,830	171,955
Amortization of deferred costs and other	271,823	261,064	264,908
Interest on long-term debt	110,705	394,148	535,894
Interest on current debt	155,676	119,554	270,035
Interest accretion on redeemable preferred shares	147,615	112,484	-
Gain on termination of South Beach Beverage
Co. LLC Agreement (Note 1 (b))	-	(199,033)	(3,734,002)
Write down of investment in Quick Home
Delivery Operations (Note 7)	6,523,880	-	-
Write-down of capital assets (Note 3)	-	-	359,521
Write-off of deferred costs	-	-	171,444
Gain on sale of assets	(5,897)	-	-

	54,947,068	39,842,561	49,871,521

Income (loss) before income taxes	(7,585,470)	1,338,988	1,215,558

Income taxes (Note 15)	1,335,344	-	-

Net income (loss) for the year	(6,250,126)	1,338,988	1,215,558
Dividends	(22,138)	(4,414)	(288,563)
Deficit, beginning of year	(9,404,297)	(10,738,871)	(11,665,866)

Deficit, end of year	$(15,676,561)	$(9,404,297)	$(10,738,871)

Earnings (loss) per share (Note 11(j))
Basic	$(0.46)	$0.10	$0.09
Diluted	$(0.46)	$0.10	$0.08

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

For the year ended February 28	2003	2002	2001

Cash provided by (used in)
Operating activities
Net income (loss) for the year	$(6,250,126)	$1,338,988	$1,215,558
Items not involving cash
Amortization of capital assets	755,469	821,503	1,346,423
Amortization of goodwill	-	183,830	171,955
Amortization of deferred costs and other	271,823	261,064	264,908
Gain on termination of South Beach Beverage
Co. LLC agreement	-	(199,033)	(3,734,002)
Gain on sale of assets	(5,897)	-	-
Write-down of investment in Quick Home
Delivery Operations	6,523,880	-	-
Interest accretion on redeemable preferred shares	147,615	112,484	-
Write-down and return of capital assets (Note 3)	17,697	-	359,521
Write-off of deferred costs	-	-	171,444
Issue of shares for employee compensation
(Note 11)	71,657	-	-
Changes in non-cash operating working capital
items (Note 16)	400,196	(1,348,958)	1,492,540
Future income taxes	(1,335,344)	-	-

	596,970	1,169,878	1,288,347

Investing activities
Cash included in sale of Quick.com business and
assets (Note 1 (a))	-	-	(1,310,034)
Purchase of capital assets	(944,931)	(693,327)	(1,223,278)
Website development costs	-	-	(2,051,073)
Advances for Quick Home
Delivery Operations	(693,953)	(1,158,609)	-
Proceeds on termination of South Beach
Beverage Co. Ltd. agreement (Note 1(b))	-	4,493,211	-
Purchase of other assets	-	-	(105,765)
Proceeds on sale of capital assets (Notes B and 3)	25,677	1,595,891	661,740
Proceeds on sale of bar truck business	-	95,963	-
Expenditures on deferred costs	(781,094)	(108,817)	(1,165,093)
Other investments and advances	-	(63,975)	-
Acquisition of Can-Am Distributors Ltd
(net of cash acquired) (Note 1(c))	-	-	(162,809)

	(2,394,301)	4,160,337	(5,356,312)

Financing activities
Increase (decrease) in bank indebtedness	1,638,349	(2,951,198)	2,535,958
Issue of common share capital (Notes A and 11)	406,884	-	1,644,851
Purchase of treasury stock	-	(113,594)	-
Obligation to issue preferred shares (Note 10)	-	-	1,310,034
Proceeds from issuance of long-term debt	638,814	-	-
Termination of lease payment	-	-	(29,786)
Repayment to Revenue Canada, net of interest
Accrued	-	-	(259,703)
Repayment of long-term debt	(649,156)	(2,371,785)	(1,205,466)

	2,034,891	(5,436,577)	3,995,888

Effect of exchange rate changes on cash	(237,560)	106,362	72,077

Cash, beginning and end of year	$-	$-	$-

Supplementary disclosure of cash flow
Information
Cash paid during the year
Income tax payments, net	$-	$-	$259,703
Interest paid	$266,380	$444,012	$590,233

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows - Continued
(Expressed in US Dollars)

Notes:
A.
During the year ended February 28, 2001, the Company issued common shares with a value of $6,248,846, of which $1,644,851 were issued for cash, $3,978,118 were issued for the conversion of Series C and D preferred shares, $291,669 were issued on settlement of accounts payable and $334,208 in connection with the purchase and integration of Can-Am Distributors Ltd. and Alamo Snacks Ltd. During the year ended February 28, 2003, the Company issued net common shares with a value of $1,918,002 of which $406,884 were issued for cash, $1,553,055 were issued for conversion of preferred shares, $71,657 were issued for employee compensation and $113,594 were cancelled shares from treasury stock.

B.
During the year ended February 28, 2002, the Company sold assets for cash proceeds of $1,595,891. During the year ended February 28, 2001, the Company sold assets for proceeds of $999,310 consisting of cash of $661,740 and a note receivable of $337,570 (Note 3).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 20. Details of significant accounting policies are as follows:

Nature of Business
Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation
These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 94% interest in KERT Technologies, Inc. and a 97% (2002 – 79%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated.

Inventory
Raw materials and finished goods purchased for resale are valued at the lower of cost determined on a first-in, first-out basis and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost and net realizable value.

Capital Assets	Capital assets are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	- 7% to 20%
Buildings	- 5%
Automotive equipment	- 20%
Land improvements	- 8%
Furniture and fixtures and computer
hardware and software	- 20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of capital assets. Capital assets are written down when a permanent and significant impairment in their value has occurred.

During the year ended February 28, 2002, management determined that certain operating equipment had a longer life than originally estimated and as a result, reduced the annual amortization rate on this equipment from 10% to 7%. This change has reduced the amortization recorded in the year ended February 28, 2003 by $174,302 (2002 - $178,555; 2001 - $Nil).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.
Deferred Charges

Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred.

Long-term Investments	Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.
Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers.

Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Shipping and Handling Fees and Costs	The Company records shipping and handling revenue as a component of sales revenue and shipping and handling costs as a component of cost of sales.
Foreign Currency Translation and Transactions

The functional currency of the Company is Canadian dollars. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that related to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

Assets and liabilities of the Company’s operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year-end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included capital assets, goodwill and future income taxes.

Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option pricing model.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to directors (for services rendered as a director) and employees, as allowed under the new section.

Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of options granted equals or exceeds the market value of the underlying common shares. The proceeds received on exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002 (Note 12).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

Stock-Based Compensation – Continued	Compensation costs are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award.
Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062, “Goodwill and Other Intangible Assets”. The section requires that goodwill and intangible assets, which are determined to have indefinite lives, are no longer amortized but are tested for impairment annually by comparison to their fair values.

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Income Taxes

Prior to Fiscal 2001, the Company followed the tax allocation method of accounting for income taxes, whereby differences between the provision for income taxes on the earnings or loss for accounting purposes and the income taxes currently payable or recoverable were shown as deferred income taxes. In Fiscal 2001, the Company adopted the new accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants, whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carry-forwards (Note 15), there is uncertainty as to utilization prior to their expiry. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

The adoption of the new accounting recommendations, which were applied retroactively, had no material effect on the 2001 financial statements.

Comparative Figures	Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

1.	Acquisitions and Dispositions
a)

Sale of Quick.com (“Quick”) Assets and Business

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business (“Quick Home Delivery Operations”) to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

Under Canadian GAAP applicable to non-monetary transactions, the consideration received was recorded at the amount of the book value of the assets disposed and no gain or loss was recognized on the transaction since the Company had the option to re-acquire these assets in the future. Details of the assets disposed of are as follows:

Web site development costs	$2,117,210
Deferred costs	764,899
Advances	400,193
Cash	1,301,999

Value attributed to the NTI preferred shares	$4,584,301

The preferred shares include voting rights granting the Company a 12% share in net assets of NTI and are redeemable by NTI on or after March 23, 2001 for either the transfer of all of NTI’s right, title and interest in the Quick assets and business or cash of $7.8 million. The shares are retractable at the option of the Company on or after January 1, 2004 for the redemption amount plus any unpaid dividends. In the event of retraction, NTI retains its right to pay the redemption amount in either of the manners described above.

The Company had also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

At the end of the fiscal year 2003, the Company decided to discontinue support of its Quick Home Delivery Operations investment and, accordingly, recorded a $6,523,880 write-down on this investment (Note 7).

b)

Termination of South Beach Beverage Co., LLC (“SoBe”) License Agreement

On February 28, 2001, the license agreement with SoBe was terminated. Sales applicable to this contract during the year ended February 28, 2001 were $14,290,466. In accordance with the license agreement, a termination fee was paid in the amount of $3,876,000 resulting in a gain on settlement of $3,734,002 after recording certain costs of termination.

On April 2, 2001, the Company sold certain assets and inventory related to its former license arrangement with SoBe, resulting in a gain of $199,033 after recording severance and other costs in connection with the dispositions.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

1.	Acquisitions and Dispositions – Continued
c)

Acquisition of Can-Am Distributors Ltd. (“Can-Am”) and Alamo Snacks Ltd, (“Alamo”)

On July 2, 1999, the Company acquired all of the issued and outstanding shares of Can-Am and Alamo, two related companies, by purchasing all of the issued and outstanding shares of J&J Holdings Inc. and D&K Holdings Ltd., the holding companies of Can-Am and Alamo, for total consideration of $1,057,638, consisting of cash of $761,005 and shares of the Company with a value of $296,633. The purchase price was subject to an upward adjustment of up to $689,845, payable at the vendor’s option in either cash or common shares of the Company, in the event that Can-Am and Alamo achieved certain specified earnings targets in each of the years ending June 30, 2000, 2001 and 2002. During the year ended February 28, 2001, an additional $497,017 consisting of $334,208 in common shares and $162,809 in cash was paid in connection with this acquisition and the obligation for any further adjustments was terminated. This amount was recorded as an increase in goodwill attributable to the acquisition.

2.	Inventory
	2003	2002

Finished goods	$1,897,927	$989,528
Raw materials	1,891,181	1,070,110

	$3,789,108	$2,059,638

3.	Capital Assets
			2003	2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$10,654,949	$4,121,879	$6,533,070	$5,600,944
Buildings	1,295,925	481,406	814,519	794,235
Automotive equipment	636,935	417,463	219,472	259,195
Land	292,192	-	292,192	270,670
Land improvements	299,268	150,589	148,679	149,703
Leasehold improvements	89,456	48,522	40,934	43,416
Furniture and fixtures	468,131	292,290	175,841	125,948
Computer hardware and
software	1,688,651	696,515	992,136	743,421

	$15,425,507	$6,208,664	$9,216,843	$7,987,532

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

3.

Capital Assets - Continued

During 2001, the Company recognized a write-down to the estimated net realizable value of certain capital assets in the amount of $359,521. This write-down was included in accumulated amortization. Also during 2001, the Company entered into an agreement to sell certain assets to NTI for proceeds of $999,310 consisting of cash of $661,740 and a note receivable of $337,570 to a company related by way of a common director. The Company then leased back these assets under an operating lease. The gain on sale of $117,102 was deferred and was included in accounts payable. During 2002, the Company repurchased certain of the assets sold in the prior year for $429,072. The gain previously deferred in accounts payable was eliminated on repurchase. During fiscal 2003, some of the remaining assets were returned in the amount of $553,403 in exchange for a note in the amount of $200,367 and an advance repayment in the amount of $370,733. The difference on the value of the assets of $17,697 was charged to expense (see Note 7).

4.	Trademarks and Rights
	2003	2002

Trademarks and rights	$214,640	$528,914
Less accumulated amortization	(129,510)	(194,308)

	$85,130	$334,606

In connection with the decision to discontinue its support of the NTI investment (Note 1(a)), the Company wrote down $233,713 in trademarks and rights during 2003.

Pursuant to an amended purchase agreement dated November 22, 1999, a subsidiary of the Company, Quick, Inc., acquired the domain name Quick.com and related trademarks from a third party in exchange for cash of $100,000, a promissory note in the amount of $200,000 more specifically described in Note 9(d) and the issue of 120,000 common shares of the Company with a value of $122,086. If the subsidiary at any time completes an initial public offering (“IPO”) and its shares are approved for and have commenced trading on a public market, then the Company shares issued to the vendor may be exchanged, at the vendor’s option, based upon the higher of $1.00 or the then market price per share, for an equivalent dollar amount of shares of the subsidiary at the IPO price.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

5.	Goodwill

	2003	2002

Goodwill	$2,962,264	$2,769,415
Less accumulated amortization	(702,464)	(676,067)

	$2,259,800	$2,093,348

As a result of applying the new recommendations of CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, no amortization of goodwill was recorded in 2003 and management has determined that as at March 1, 2002, in connection with the transitional impairment test that no impairment losses had occurred. The change in the goodwill balance from prior year is due to translation adjustments.

A summary of the impact of the change in amortization policy on the comparative information is as follows:

	2003	2002	2001

Reported income (loss)	$(6,250,126)	$1,338,988	$1,215,558
Addback: Goodwill amortization	-	183,830	171,955

Adjusted income (loss)	(6,250,126)	1,522,818	1,387,513
Provision for dividends on preferred
shares	(22,138)	(4,414)	(288,563)

Net income (loss) available to
common shareholders	$(6,272,264)	$1,518,404	$1,098,950

Adjusted earnings (loss) per share
Basic	$(0.46)	$0.11	$0.11
Diluted	$(0.46)	$0.11	$0.09

6.	Deferred Costs

	2003	2002

Start-up of integrated distribution system	$-	$159,894
Product development costs	853,271	519,946
Start up costs	669,813	-

	1,523,084	679,840
Less: accumulated amortization	(707,429)	(450,389)

	$815,655	$229,451

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

7.	Long-term Investment and Advances

	2003	2002

Investment in preferred shares of NTI (Note 1(a))	$-	$4,395,721
Note receivable from NTI (Note 1(a))	-	185,609
Other advances to NTI	-	1,369,759
Other	33,693	62,422

	$33,693	$6,013,511

During 2003, the Company advanced a further $693,953 (2002 - $1,158,609) to support its investment in Quick Home Delivery Operations. At the end of fiscal year 2003, the Company decided to discontinue its support of the investment and recorded a $6,523,880 write-down of this investment (Note 1(a)). A summary of the write-down is as follows:

Investment in preferred shares (Note 1(a))	$4,395,721
Note receivable from NTI (Note 1(a))	185,609
Other advances to NTI	2,063,712
Accrual of termination costs	87,950
Recovery of assets, net of write-downs	(199,061)
Foreign exchange adjustment	(10,051)

$6,523,880

8.	Bank Indebtedness

	2003	2002
Bank indebtedness	$2,914,542	$1,276,193

The Company has a demand revolving operating bank loan with a credit limit of $4,380,054 (2002 - $2,808,989). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75%. The bank prime rate at February 28, 2003 was 4.50% (2002 - 3.75%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes a demand revolving operating loan of $2,250,934 (2002 - $1,081,934) and unpresented cheques of $748,933 (2002 - $454,720) and is net of cash of $85,325 (2002 - $260,461).

The agreement with respect to the bank indebtedness contains certain restrictive covenants. The Company was not in compliance with all of these covenants on February 28, 2003. The bank has provided the Company with a temporary waiver until October 31, 2003 to remedy the breached covenants.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

9.	Long-term Debt
			2003	2002

	a)	Bank loan, principal of $50,539 plus interest repayable per month, collateralized as described in Note 8, with interest at a rate of bank prime plus 1%.	$2,401,269	$2,161,974

	b)	Mortgage, principal and interest repayable at $4,839 per month including interest at a fixed rate of 6.8% per annum, collateralized by a first mortgage on certain land and buildings and due May 1, 2004	429,611	424,108

	c)
$1,200,000 note payable issued to a customer, collateralized by related bottling equipment, non-interest bearing and repayable at a minimum of $200,000 per annum and maturing August 31, 2004. If certain specified minimum product movements were achieved, or the Company did not make available to the supplier agreed levels of capacity, the repayment under the note payable was to increase to $300,000 per annum. This non-interest bearing note was recorded at its fair value calculated as the present value of the face amount at maturity using a discount rate of 7.2% Interest expense was recognized over the term to maturity at an effective rate equal to 7.2%
			-	202,655

	d)	Quick, Inc. promissory note of $200,000 (Note 4), repayable in semi-annual instalments of $20,000 plus interest at 8% per annum, on May 31 and November 30, commencing May 31, 2000, due November 29, 2004. This note is unsecured.	73,423	107,341

	e)	Other	44,896	63,463

			2,949,199	2,959,541
		Less current portion	698,026	847,397

			$2,251,173	$2,112,144

Principal due over the remaining term of the long-term debt is as follows:

2004	$698,026
2005	1,061,042
2006	608,269
2007	581,862

$2,949,199

The agreement with respect to the bank loan (Note (a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

10.

Redeemable Preferred Shares

During 2001, the Company entered into an obligation to issue 2,000,000 Class E redeemable, convertible preferred shares (“Class E shares”) at CDN$1.00 per share to a company with a director in common with the Company. The Class E shares could have been redeemed at the shareholder’s option for cash at any time after January 1, 2004. Accordingly, under Canadian GAAP, the obligation to redeem the Class E shares for cash was recorded as a liability, with the remaining amount reflected as equity. The liability portion of the Class E shares was initially recorded at its fair value of $1,003,739, calculated as the present value at January 1, 2001 of the redemption value of the outstanding Class E shares of $1,310,034, plus the present value of the annual dividends for the period of entitlement from January 1, 2002 to December 31, 2003 using a discount rate of 9%. The equity component was determined using an option pricing model and calculated as $306,295 at February 28, 2001. The shares were issued on March 6, 2001. Interest expense on the liability portion was to be recognized over the three-year period from the date the Company entered into an obligation to issue the shares to the first redemption date of December 31, 2003 at a rate of 9% per annum. For the year ended February 28, 2003, the Company recorded interest expense of $147,615 (2002 - $112,484; 2001 - $Nil). The preferred shares were converted to 788,626 common shares on December 31, 2002 at the rate of $1.75 per share (see Note 11(b)).

11.	Share Capital
	a)	Authorized share capital

	Number of Shares

	2003	2002

Common shares without par value	100,000,000	100,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
The rights and restrictions attached to the shares are as follows:
i)
The Series A and B preferred shares bear annual preferential non-cumulative dividends at a rate of 5% per annum and are redeemable at the Company’s option or retractable at the holder’s option with 21 days notice.

ii)
The Series C preferred shares bear annual preferential dividends at a rate of 8% per annum, calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any unaccrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series C preferred shares were converted to common shares during 2001 together with dividends in the amount of $78,642.

iii)
The Series D preferred shares bear annual preferential cumulative dividends at a rate of 8% per annum calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series D preferred shares were converted to common shares during 2001, together with cumulative dividends in the amount of $209,921.

iv)
The Series E preferred shares bear annual preferential cumulative dividends at a rate of 9% per annum commencing on the first anniversary from the date of issue. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of three years, at the following conversion prices per common share: $1.50 for the first year from the date of issue, $1.75 for the second year from the date of issue and $2.00 for the third year following the date of issue. The Series E preferred shares were converted to 788,626 common shares on December 31, 2002 (Note 10).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	b)	Changes in Issued Common Share Capital

	Number of
	Common
	Shares	Amount

Issued as at February 29, 2000	8,289,915	$17,317,682

Issued on conversion of Series C preferred
shares and accrued dividends	864,000	1,080,505

Issued on conversion of Series D preferred
shares and accrued dividends	2,330,169	2,897,613

Issued for cash pursuant to private placement	1,665,000	1,644,851

Issued on settlement of accounts payable	287,100	291,669

Issued in connection with the purchase of
Can-Am Distributors Ltd. and Alamo Snacks
Ltd. in a prior year (Note 1 (c))	225,602	334,208

Issued as at February 28, 2001 and
February 28, 2002	13,661,786	23,566,528

Issued for cash in connection with the exercise
of stock options	344,506	406,884

Issued in connection with the payment of
compensation to employees	42,151	71,657

Issued in connection with the conversion of
Series E preferred shares and accrued
Dividends (Note 10)	788,626	1,553,055

Cancelled in connection with the share
repurchase program	(108,400)	(113,594)

Issued as at February 28, 2003	14,728,669	$25,484,530

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	c)	Changes in Issued Preferred Share Capital

	Series C		Series D		Series E

	Number of		Number of		Number of		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Amount

Issued as at
February 28, 2000	1,000,000	$1,069,260	2,675,000	$2,730,485	-	$-	$3,799,745
Converted to common
shares (*)	(1,000,000)	(1,069,260)	(2,675,000)	(2,730,485)	-	-	(3,799,745)
Equity component of
obligation to issue
Class E shares
(Note 10)	-	-	-	-	2,000,000	306,295	306,295

February 28, 2001	-	-	-	-	2,000,000	306,295	306,295
Dividends	-	-	-	-	-	4,414	4,414

February 28, 2002	-	-	-	-	2,000,000	310,709	310,709
Dividends	-	-	-	-	-	22,138	22,138
Converted to common
shares (Note 10)	-	-	-	-	(2,000,000)	(332,847)	(332,847)

February 28, 2003	-	$-	-	$-	-	$-	$-

•	During 2001, 1,000,000 Class C preferred shares and 2,675,000 Class D preferred shares were converted into 3,194,169 common shares of the Company.

d)

Stock Option

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are generally exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	e)	Stock Option Information

		Weighted
	Issued and	Average
	Outstanding	Exercise
	Options	Price

Outstanding at February 29, 2000	2,029,000	$1.49
Granted	1,340,000	1.61
Cancelled	(220,000)	1.31

Outstanding at February 28, 2001	3,149,000	1.55
Granted	95,000	0.96
Cancelled	(244,000)	1.49

Outstanding at February 28, 2002	3,000,000	1.03
Granted	1,066,000	1.75	*
Exercised	(344,506)	1.18
Cancelled	(237,500)	1.71

Outstanding at February 28, 2003	3,483,994	$1.19

•	The weighted average date-of-grant fair value of the options granted during 2003 is $1.56 based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 12.

During the year ended February 28, 2002, the Company also cancelled 2,465,000 options with a weighted average exercise price of $1.62 and issued new options with an exercise price of $1.00.
f)	Options Outstanding and Exercisable
The following table summarizes the options outstanding and exercisable at February 28, 2003.

	Average
Number of	Remaining		Number of
Options	Contractual	Exercise	Shares	Exercise
Outstanding	Life (Years)	Price	Exercisable	Price

2,504,827	3	$1.00	2,162,842	$1.00
679,167	3.2	$1.70	118,333	$1.70
40,000	2.5	$2.00	20,000	$2.00
80,000	4.3	$2.20	-	$2.20
10,000	4.4	$2.38	-	$2.38
20,000	3.3	$0.83	7,333	$0.83
67,500	1.8	$0.91	41,250	$0.91
30,000	1.9	$0.97	18,500	$0.97
50,000	4	$1.64	8,333	$1.64
2,500	4	$1.69	417	$1.69

3,483,994			2,377,008

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	g)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding at February 29, 2000
and February 28, 2001	925,000	$1.55
Granted	400,000	1.13
Expired	(450,000)	1.93

Outstanding at February 28, 2002 and 2003	875,000	$1.21

During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. 200,000 of the warrants have an exercise price of $1.00 and 200,000 of the warrants have an exercise price of $1.25. The warrants expire on August 21, 2006.

h)

Shareholder Protection Rights Plan

On September 16, 1991, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is to be attached to each common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price. The Plan will expire on September 15, 2003 and the Company is considering and reviewing a new Shareholder Protection Rights Plan.

i)

Share Buyback

During 2001, the Company decided to repurchase up to 10% of its issued and outstanding shares at prices from time to time determined to be appropriate by management.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares. These shares were cancelled during 2003.

j)

Earnings Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings per common share. Under this method basic earnings per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the redeemable preferred shares had been converted and the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2003	2002	2001

Numerator
Net income (loss) for the year	$(6,250,126)	$1,338,988	$1,215,558
Provision for dividends on preferred shares	(22,138)	(4,414)	(288,563)

Net income (loss) available to common shareholders	$(6,272,264)	$1,334,574	$926,995

Denominator
Weighted average shares outstanding	13,754,598	13,593,310	10,390,165
Effect of dilutive securities – stock options	-	1,592	2,285,282

Denominator for diluted EPS	13,754,598	13,594,902	12,675,447

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 4,358,994 (2002 - 4,741,125; 2001 – 4,945,460) were not included in the computation of diluted earnings per share because the effect was anti-dilutive. This number includes 1,106,986 options that were not yet vested at February 28, 2003.

12.	Stock-Based Compensation
a)
The Company accounts for all stock-based compensation issued on or after March 1, 2002 to non-employees using the fair value based method. The Company uses the intrinsic value method to account for stock options granted to directors (for services rendered as a director) and employees. Compensation costs are generally recognized when the exercise price of the option is less than the market value of the underlying common stock on the date of grant. Accordingly, no compensation expense related to stock-based awards granted to employees was recorded in 2003 and 2002. On April 3, 2002, the Company granted 783,500 stock options to employees and 50,000 stock options to a consultant. All of these options have an exercise price of $1.70. On August 27, 2002, the Company granted 152,500 stock options to employees with a weighted average exercise price of $1.88. On February 4, 2003, the Company granted 80,000 stock options to employees with an exercise price of $2.20 . Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants were as follows:

2003

Risk-free rate	3.00% to 4.38%
Dividend yield	Nil%
Volatility factor of the expected market price
of the Company's common shares	138%
Weighted average expected life of the options (months)	60

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

12.	Stock-Based Compensation – Continued

For the year ended February 28, 2003, the compensation cost for stock options granted to non-employees totaled $30,568 which was included in deferred costs for product development and credited to contributed surplus.

	b)	The pro-forma disclosures of the effect of applying the fair value based method of Stock Based Compensation to employees rather than the adopted intrinsic method are as follows:

Year Ended
February 28
2003

Net loss – as reported	$(6,250,126)
Employees stock-based compensation	(243,728)

(6,493,854)

Dividends	(22,138)

Net loss available to common shareholders	$(6,515,992)

Basic and diluted loss per share – as reported	$(0.46)

Basic and diluted loss per share – pro-forma	$(0.47)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the same assumptions as those used in calculating compensation cost in respect to options granted to consultants except that the weighted average expected life for options granted to employees was estimated to be 55 days.

13.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual payments for the next five years and thereafter are as follows:

2004	$840,481
2005	603,618
2006	485,683
2007	173,652
2008	80,578
Thereafter	-

Total future minimum lease payments	$2,184,012

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

13.	Commitments - Continued

c)
The Company is committed to transfer a further 5% interest in KERT Technologies, Inc. to various parties, of which, 3.2% is to be transferred to a company in January 2004. The remaining 1.8% will be transferred to an employee and vest equally over the next 24 months. For the year ended February 28, 2003, 83,333 shares were vested and owing to this employee.

14.	Contingencies

a)
Certain former employees of the Company have commenced actions against the Company seeking damages for wrongful dismissal, breach of contract, negligent misrepresentations and other claims. The Company believes it has substantial defences to the claims, has initiated counter claims and is vigorously defending the actions. The amount and likelihood of loss, if any, is not presently determinable.

b)
A supplier to the Company has commenced an action against the Company claiming a debt in the amount of $251,600. The Company has denied this claim and has counter sued for breach of contract and negligence. The amount and likelihood of loss, if any, is not presently determinable.

c)
A former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totaling approximately $618,000 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totaling approximately $4,682,000 for losses incurred as a result of the former supplier’s alleged breach of contract. The legal proceedings between the two parties are at an early stage, discoveries have not yet been held and the amounts and merits of the supplier’s claim and the Company’s counter claim are not presently determinable. The amount of the ultimate loss, if any, will be recorded in the period it becomes determinable.

d)
The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

15.	Income Taxes

	2003	2002	2001

Current	$-	$709,843	$1,323,959
Future	(1,335,344)	-	-
Utilization of loss carry forwards	-	(709,843)	(1,323,959)

	$(1,335,344)	$-	$-

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for the years ended February 28, 2003 and 2002 and 2001:

	2003	2002	2001

Income tax expense (recovery) computed
at basic Canadian statutory rates	(37.6)%	39.6%	45.0%
Effect of non-deductible amounts	23.4%	1.8%	2.5%
Effect of non-taxable portion of capital gain	-%	(2.8)%	(73.9)%
Effect of taxable portion of Quick assets
transactions	-%	-%	84.4%
Recognized tax benefits	(0.1)%	(26.0)%	(24.3)%
Changes in valuation allowance	(3.3)%	(12.6)%	(33.7)%

	(17.6)%	-%	-%

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2003	2002	2001

Operating losses carried forward	$1,330,804	$165,544	$763,613
Capital assets	282,332	1,364,489	1,093,668
Long-term investment	1,913,283	613,103	714,718
Trademark and deferred costs	-	18,601	-

Total future tax assets	3,526,419	2,161,737	2,571,999
Less liabilities:
Trademarks and deferred costs	(215,942)	-	(241,491)

Total	3,310,477	2,161,737	2,330,508
Valuation allowance	(1,908,186)	(2,161,737)	(2,330,508)

Net future income tax assets	1,402,291	-	-
Less: current portion	512,129	-	-

	$890,162	$-	$-

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2003, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $4,076,000 which can be applied against future earnings. The net operating loss carryforward amounts commence to expire in 2007.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

16.	Changes in Non-Cash Operating Working Capital Items

	2003	2002	2001

Non cash working capital related to
operations:
Accounts receivable	$999,079	$547,811	$(877,074)
Inventory	(1,729,470)	1,184,391	(115,797)
Prepaid expenses and deposits	(601,178)	(96,165)	219,691
Accounts payable and accrued liabilities	1,731,765	(2,984,995)	2,265,720

	$400,196	$(1,348,958)	$1,492,540

17.	Related Party Transactions Related party transactions not disclosed elsewhere are as follows:

		2003	2002	2001

i)	Incurred consulting fees with a
	company related by a director in
	common (the President)	$53,901	$52,434	$56,157

ii)	Incurred professional service fees
	with a company related by a director
	in common for the services of the
	President	$287,564	$180,300	$193,101

iii)	Incurred services from a company
	related by a director in common	$10,674	$11,800	$19,123

iv)	Sold water to a company with a
	director in common	$8,085	$-	$-

v)	Purchased product from a company
	with a director in common	$171,584	$46,715	$102,782

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

18.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

a)

Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $2,949,000 (2002 - $2,957,000).

b)

Credit Risk

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 28, 2003, the Company’s ten largest customers comprised approximately 75% (2002 - 65%; 2001 – 66%) of sales and no one customer comprised more than 27% (2002 - 29%; 2001 – 24%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $137,755 at February 28, 2003 and $231,741 at February 28, 2002.

	c)	Interest Rate Risk The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

19.

Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company’s operations, assets and employees are located in Canada and export sales during all the years reported are less than 10%.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

	a)	Adjustments to Consolidated Financial Statements Adjustments to Consolidated Statements of Income (Loss)

	2003	2002	2001

Net income (loss) for the year, Canadian GAAP	$(6,250,126)	$1,338,988	$1,215,558

Write-off product launch costs and certain deferred
costs based on SOP 98-5(i)	(822,757)	(100,959)	(764,899)

Write-off website developments costs not eligible
for capitalization based on EITF 00-2(iv)	-	-	(239,978)

Amortization of deferred costs (i)	257,040	151,336	251,095

Write-off of deferred costs (i)	-	-	171,444

Interest accretion on redeemable preferred shares (vi)	147,615	112,484	-

Reduction of write down of investment of Quick
Home Delivery Operations (v)	1,007,550	-	-

Consulting expense recorded on application of SFAS
No. 123 (ii)	-	(739,696)	-

Compensation cost recorded on application of APB
No. 25 (iii) (b)	-	-	(119,000)

Compensation costs recorded on application of
FIN 44 (iii) (a)	(158,371)	(984,812)	-

Gain on termination of SoBe agreement (viii)	-	3,734,002	(3,734,002)

Net income (loss) for the year, US GAAP	(5,819,049)	3,511,343	(3,219,782)

Provision for dividends on preferred shares	(96,253)	(4,414)	(288,563)

Net income (loss) available to common shareholders,
US GAAP	$(5,915,302)	$3,506,929	$(3,508,345)

Basic and diluted earnings (loss) per share, US GAAP	$(0.43)	$0.26	$(0.34)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued Adjustments to Assets, Liabilities, Mezzanine Equity and Shareholders’ Equity

	2003		2002

Total assets, Canadian GAAP	$20,948,792		$22,426,084
Write-off product launch costs and certain
Deferred costs (i)	(815,655)		(229,451)
Reduce carrying value of investments in
Preferred shares (v)	-		(1,007,550)

Total assets, US GAAP	$20,133,137		$21,189,083

Total liabilities, Canadian GAAP	$11,309,100		$9,129,171
Reclassifying equity component of Class E
preferred shares from equity to long-term
liabilities (vi)	-		310,709
Reduction in long-term debt upon application of
Rule 5-02.28 (vi)	-		(112,484)

Total liabilities and mezzanine equity, US GAAP	11,309,100		9,327,396

Total shareholders’ equity, Canadian GAAP	9,639,692		13,296,913
Reclassify Class E preferred shares to long-
term liabilities (vi)	-		(310,709)
Change in deficit relating to:
Application of SOP 98-5 (i)	(575,677)		(997,023)
Application of EITF 00-2 (iv)	(239,978	)-	(239,978)
Application of Rule 5-02.28 (vi)	-		112,484

Total shareholders’ equity, US GAAP	8,824,037		11,861,687

Total liabilities, mezzanine equity and
shareholders’ equity, US GAAP	$20,133,137		$21,189,083

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

	2003	2002	2001

Cash flows from operating activities under
Canadian GAAP	$596,970	$1,169,878	$1,288,347
Application of SOP 98-5 and EITF 00-2 (i), (iv)	(792,189)	(100,959)	(1,000,708)

Cash flows from (used in ) operating activities
under US GAAP	$(195,219)	$1,068,919	$287,639

Cash flows from investing activities under
Canadian GAAP	$(2,394,301)	$4,160,337	$(5,356,312)
Application of SOP 98-5 and EITF 00-2 (i), (iv)	792,189	100,959	1,000,708

Cash flows from investing activities under
US GAAP	$(1,602,112)	$4,261,296	$(4,355,604)

i)

Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position (“SOP”) 98-5, Reporting on the Costs of Start-Up Activities, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under

Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2003, costs incurred in the development of a product and distribution network totaled $822,757 which were capitalized under Canadian GAAP. Stock option compensation costs of $30,568 were included in the capitalized product development costs.

ii)	Compensation expense recorded on application of SFAS No. 123

a)
During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. The fair value of the warrants which have an exercise price between $1.00 and $1.25 and expire on August 21, 2006 has been determined to be $283,073 based on the Black-Scholes option pricing model.

b)
During the year ended February 28, 2002, the Company repriced stock options previously granted to the President of the Company. Under SFAS No. 123, the fair value of the repriced options has been determined to be $456,623 based on the Black-Scholes option pricing model. This amount would be recorded as a consulting expense under US GAAP.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

ii)
Until March 1, 2002, the Company was not required under Canadian GAAP to record the value of such stock-based compensation. Commencing March 1, 2002, the Company has adopted prospectively the accounting policies for stock-based compensation that are basically consistent with US GAAP.

		iii)	Compensation expense recorded on application of FIN 44

a)
During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FASB Interpretation No. 44 (“FIN 44”), the resulting intrinsic value of the stock options in the amount of $158,371 (2002 - $984,812) is recorded as a compensation expense. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price.

b)

Compensation expense recorded on application of APB No. 25 During the year ended February 28, 2001, the Company granted stock options to an employee and director with an exercise price less than the market trading price of the underlying common stock at the date of grant. Under Accounting Principles Board Opinion No. 25 (“APB No. 25”), the resulting intrinsic value of the stock option is recorded as compensation expense.

Until March 1, 2002, the Company was not required under Canadian GAAP to record the value of such stock-based compensation. Commencing March 1, 2002, the Company has adopted prospectively the accounting policies for stock-based compensation that are consistent with US GAAP.

iv)

Under Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), Accounting for Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

v)
Under US GAAP, applicable to non-monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business (Note 1(a)) would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for US GAAP purposes differs from the Canadian GAAP book value and, thus, the value attributed to the NTI preferred shares had been adjusted accordingly.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

vi)

Per SEC Regulation S-X, Rule 5-02.28 (“Rule 5-02.28”), preferred shares which are redeemable at the option of the holder for cash are classified as mezzanine equity.

As there is no equity portion of the preferred shares under US GAAP, the $147,615 (2002 - $112,484) interest accretion (Note 10(a)) is eliminated and $96,253 of dividends on preferred shares have been reflected.

vii)

Recognition of Gain on Termination of SoBe Agreement

According to Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, the gain on termination of the SoBe license agreement is recognized when there is persuasive evidence of an arrangement which, under US GAAP, requires the possession of a final agreement properly executed by both parties. The executed termination agreement was received by the Company on March 2, 2001. Under Canadian GAAP, the gain is recognized when the parties to the license agreement agree on the final terms, which in this case occurred on February 28, 2001.

viii)
In accordance with EITF 01-9 under US GAAP, consideration given by the Company to a customer is generally presumed to be a reduction of the selling prices and should be recorded as a reduction of revenue. During 2003, the Company provided sales incentives for distributors selling to retailers in specific areas. Consequently, the revenue of the Company under US GAAP would be reduced by $138,955 (2002 and 2001 - $Nil).

	b)	Other Information Regarding US GAAP Stock-Based Compensation

Under Canadian GAAP, the Company has elected to follow the intrinsic method to account for compensation costs for stock options granted to employees, but the income statement effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after March 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	b)	Other Information Regarding US GAAP – Continued Stock-Based Compensation - Continued

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended February 28, 2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $739,696; 2001 - $Nil). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2002 and 2001 are as follows:

	2002	2001

Risk-free rate	4.60%	6.60%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	100%	71%
Weighted average expected life of the options (months)	60	60

c)

Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2003	2002	2001

Net income (loss) available to common	$(5,915,302)	$3,506,929	$(3,508,345)
shareholders, US GAAP
Other comprehensive income (loss):
Foreign currency translation
adjustments	863,588	(547,876)	-

Comprehensive income (loss), US GAAP	$(5,051,714)	$2,959,053	$(3,508,345)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

d)

New Accounting Pronouncements

In July 2001, the FASB issued FAS No 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which addresses the accounting for and disclosure of guarantees. Interpretation 45 requires a guarantor to recognize liability for the fair value of a guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation 45 issued or modified after December 31, 2002.

FIN 46, “Consolidation of Variable Interest Entities”, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.